UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TC Biopharm (Holdings) Ltd
(Name of Issuer) American Depositary Shares
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

87807D103
(CUSIP Number)

Scottish Enterprise, Atrium Court, 50 Waterloo Street, Glasgow, United Kingdom G2 6HQ Tel No:0300 013 3385
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
11th February 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	87807D103	Page 2 of 5
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Scottish Enterprise
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION SCOTLAND, UNITED KINGDOM

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,432,683
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
4,432,683
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,432,683
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.79%
14	TYPE OF REPORTING PERSON
OO

Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to 4,432,683 American Depository Shares, of TC Biopharm Holdings, PLC., a company registered in the United Kingdom (the “Issuer”), whose principal executive offices are located at Maxim 1,2 Parklands Way, Holytown, Motherwell, Scotland ML1 4WR

Item 2.	Identity and Background.

(a)	This Schedule 13D is filed by .. who is referred to herein as the “Reporting Person.”

(b)	The Reporting Person’s business address is Scottish Enterprise, Atrium Court, 50 Waterloo Street, Glasgow, United Kingdom G2 6HQ.

(c)	is an authorized signatory on behalf of Scottish Enterprise.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        During the last five years, the Reporting Person has not been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Scotland, United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration.

American Depositary Shares            4,432,683

Item 4.	Purpose of Transaction.

Pre-existing investment

Item 5.	Interest in Securities of the Issuer.

(a)        The Reporting Person may be deemed to be the beneficial owner of 4,432,683 of American Depositary Shares. Such 4,432,683 shares represent approximately 15.79% of the outstanding shares of American Depositary Shares.

(b)        The Reporting Person of Scottish Enterprise has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 4,432,683 shares.

(c)	The Reporting Person received all of shares in the issuer pursuant to the conversion of stock options.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

COMPANY NAME SCOTTISH ENTERPRISE
Dated: 18 February 2022

	By:	/s/
	Name	Katie O'Hara
	Title	Solicitor (For and on behalf of Scottish Enterprise)